PRICING SUPPLEMENT
------------------
(To MTN prospectus supplement,
general prospectus supplement
and prospectus, each dated March 31, 2006)
Pricing Supplement Number: 2531

                                [LOGO OMITTED]

                               11,500,000 Units

                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
   Dow Jones-AIG Commodity Index(SM) Market Index Target-Term Securities(R)
                             due November 9, 2009
                          (the "MITTS(R) Securities")
                         $10 principal amount per unit

                              ------------------

The MITTS Securities:

o The MITTS Securities are designed for investors who are willing to forego interest payments on the MITTS Securities in exchange for the ability to participate in increases in the level of the Dow Jones-AIG Commodity Index (index symbol "DJAIG"), over the term of the MITTS Securities.

o     100% principal protection on the maturity date.

o There will be no payments prior to the maturity date and we cannot redeem the MITTS Securities prior to the maturity date.

o     The MITTS Securities will not be listed on any securities exchange.

o The MITTS Securities will be senior unsecured debt securities of Merrill Lynch & Co., Inc., denominated and payable in United States dollars, and part of a series entitled "Medium-Term Notes, Series C". The MITTS Securities will have the CUSIP No. 59021V417.

o     The settlement date is expected to be May 9, 2006.

Payment on the maturity date:

o The amount you receive on the maturity date per unit will be based upon the direction of and percentage change in the level of the Dow Jones-AIG Commodity Index over the term of the MITTS Securities:

      o If the level of the Dow Jones-AIG Commodity Index has increased, you will receive the $10 principal amount per unit plus a supplemental redemption amount equal to $10 multiplied by 111% of the percentage increase; or

      o If the level of the Dow Jones-AIG Commodity Index has decreased or has not increased, you will receive the $10 principal amount per unit.

      Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

      Investing in the MITTS Securities involves risks that are described in the "Risk Factors" section beginning on page PS-7 of this pricing supplement and on page S-3 in the accompanying MTN prospectus supplement.

                              ------------------

                                                                   Per Unit        Total
                                                                   --------        -----
      Public offering price (1) ..............................         $10.00   $115,000,000
      Underwriting discount (1) ..............................           $.20     $2,300,000
      Proceeds, before expenses, to Merrill Lynch & Co., Inc.          $ 9.80   $112,700,000

      (1) The public offering price and the underwriting discount for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, for any single transaction to purchase between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit, respectively, and for any single transaction to purchase 500,000 units or more will be $9.85 per unit and $.05 per unit, respectively.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              ------------------

                              Merrill Lynch & Co.

                              ------------------

             The date of this pricing supplement is May 4, 2006.

"MITTS" and "Market Index Target-Term Securities" are registered service marks of Merrill Lynch & Co., Inc.

"Dow Jones," "AIG(R)" and "Dow Jones-AIG Commodity Index(SM)" and "DJ-AIGCI(SM)" are service marks of Dow Jones & Company, Inc. and American International
Group, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee. The MITTS Securities based on the Dow Jones-AIG Commodity Index(SM) are not sponsored, endorsed, sold or promoted by Dow Jones, AIG International Inc. or American International Group, Inc., and Dow Jones,
AIG International Inc. or American International Group, Inc. makes no representation regarding the advisability of investing in the MITTS
Securities.

                               TABLE OF CONTENTS

                              Pricing Supplement

SUMMARY INFORMATION--Q&A.................................................PS-3
RISK FACTORS.............................................................PS-7
DESCRIPTION OF THE MITTS SECURITIES.....................................PS-11
THE INDEX...............................................................PS-16
UNITED STATES FEDERAL INCOME TAXATION...................................PS-25
ERISA CONSIDERATIONS....................................................PS-30
USE OF PROCEEDS AND HEDGING.............................................PS-31
SUPPLEMENTAL PLAN OF DISTRIBUTION.......................................PS-31
EXPERTS.................................................................PS-31
INDEX OF DEFINED TERMS..................................................PS-32


               Medium-Term Notes, Series C Prospectus Supplement
                       (the "MTN prospectus supplement")

RISK FACTORS..............................................................S-3
DESCRIPTION OF THE NOTES..................................................S-4
UNITED STATES FEDERAL INCOME TAXATION....................................S-22
PLAN OF DISTRIBUTION.....................................................S-29
VALIDITY OF THE NOTES....................................................S-30

                  Debt Securities, Warrants, Preferred Stock,
           Depositary Shares and Common Stock Prospectus Supplement
                     (the "general prospectus supplement")

MERRILL LYNCH & CO., INC..................................................S-3
USE OF PROCEEDS...........................................................S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS......................S-4
THE SECURITIES............................................................S-4
DESCRIPTION OF DEBT SECURITIES............................................S-5
DESCRIPTION OF DEBT WARRANTS.............................................S-16
DESCRIPTION OF CURRENCY WARRANTS.........................................S-18
DESCRIPTION OF INDEX WARRANTS............................................S-20
DESCRIPTION OF PREFERRED STOCK...........................................S-25
DESCRIPTION OF DEPOSITARY SHARES.........................................S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS..................................S-36
DESCRIPTION OF COMMON STOCK..............................................S-38
DESCRIPTION OF COMMON STOCK WARRANTS.....................................S-42
PLAN OF DISTRIBUTION.....................................................S-44
WHERE YOU CAN FIND MORE INFORMATION......................................S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC........................S-46
EXPERTS..................................................................S-46

                                  Prospectus

WHERE YOU CAN FIND MORE INFORMATION.........................................2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC...........................2
EXPERTS.....................................................................2

                           SUMMARY INFORMATION--Q&A

      This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Dow Jones-AIG Commodity Index(SM) Market Index Target-Term Securities(R) due November 9, 2009 (the "MITTS Securities"). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the MITTS Securities, the Dow Jones-AIG Commodity Index (the "Index") and the tax and other considerations that are important to you in making a decision about whether to invest in the MITTS Securities. You should carefully review the "Risk Factors" sections in this pricing supplement and the accompanying MTN prospectus supplement, which highlight certain risks associated with an investment in the MITTS Securities, to determine whether an investment in the MITTS Securities is appropriate for you.

      References in this pricing supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc. and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the MITTS Securities?

      The MITTS Securities are part of a series of senior debt securities issued by ML&Co. entitled "Medium-Term Notes, Series C" and will not be secured by collateral. The MITTS Securities will rank equally with all of our other unsecured and unsubordinated debt. The MITTS Securities will mature on November 9, 2009. We cannot redeem the MITTS Securities at an earlier date. We will not make any payments on the MITTS Securities until the maturity date.

      Each unit of MITTS Securities represents a single MITTS Security with a $10 principal amount. You may transfer the MITTS Securities only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the MITTS Securities in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the MITTS Securities. You should refer to the section entitled "Description of the Debt Securities--Depositary" in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

      Yes, an investment in the MITTS Securities is subject to risks. Please refer to the section entitled "Risk Factors" in this pricing supplement and the accompanying MTN prospectus supplement.

Who publishes the Index and what does it measure?

      The Index was created by AIG International Inc. ("AIGI") in 1998 and is calculated by Dow Jones & Company, Inc. ("Dow Jones") in conjunction with AIGI. The Index is designed to be a liquid and diversified benchmark for commodities. The Index is comprised of futures contracts (each, an "Index Component") on nineteen physical commodities traded on United States futures exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange. The relative weightings of the commodities that comprise the Index (the "Index Commodities") are determined annually. Two-thirds of each weighting is based on five-year average trading volume and one-third of each weighting is based on five-year average annual world production. The component weightings are also subject to several rules designed to insure diversified commodity exposure. For more information on the Index, please see the section entitled "The Index" in this pricing supplement.

      An investment in the MITTS Securities does not entitle you to any direct or indirect ownership interest in the Index Components or the Index Commodities.

How has the Index performed historically?

      The Index has only been calculated and published since July 1998. However, we have included a graph showing the hypothetical and historical year-end closing levels of the Index for each year from 1991 through 2005 and a graph and table showing the historical month-end closing levels of the Index from January 2001 to April 2006 based on the historical values of the commodities futures included in the Index in the section entitled "The Index--Hypothetical historical and historical data on the Index" in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

What will I receive on the maturity date of the MITTS Securities?

      On the maturity date, you will receive a cash payment per unit equal to the sum of the $10 principal amount per unit plus the "Supplemental Redemption Amount", if any.

Supplemental Redemption Amount

      The "Supplemental Redemption Amount" will equal:

      ( Ending Value - Starting Value )
$10 x ( ----------------------------- ) x Participation Rate
      (        Starting Value         )

but will not be less than zero.

      The "Starting Value" equals 177.634, the closing level of the Index on May 4, 2006, the date the MITTS Securities were priced for initial sale to the public (the "Pricing Date").

      The "Ending Value" means the average of the levels of the Index at the close of the market on five business days shortly before the maturity date of the MITTS Securities. We may calculate the Ending Value by reference to fewer than five or even a single day's closing level if, during the period shortly before the maturity date of the MITTS Securities, there is a disruption in the trading of a sufficient number of commodity futures included in the Index or certain futures or options contracts relating to the Index.

      The "Participation Rate" equals 111%.

      We will pay you a Supplemental Redemption Amount only if the Ending Value is greater than the Starting Value. If the Ending Value is less than, or equal to, the Starting Value, the Supplemental Redemption Amount will be zero. We will pay you the $10 principal amount per unit of your MITTS Securities regardless of whether any Supplemental Redemption Amount is payable.

      For more specific information about the Supplemental Redemption Amount, please see the section entitled "Description of the MITTS Securities" in this pricing supplement.

Will I receive interest payments on the MITTS Securities?

      You will not receive any interest payments on the MITTS Securities, but you will receive the $10 principal amount per unit plus the Supplemental Redemption Amount, if any, on the maturity date. We have designed the MITTS Securities for investors who are willing to forego interest payments on the MITTS Securities, such as fixed or floating interest rates paid on traditional interest bearing debt securities, in exchange for the ability to participate in possible increases in the Index over the term of the MITTS Securities.

Examples

      Set forth below are two examples of Supplemental Redemption Amount calculations assuming a Starting Value of 177.634, the closing level of the Index on May 4, 2006, and a Participation Rate equal to 111%:

Example 1--The hypothetical Ending Value is 10% lower than the Starting Value:

Starting Value:  177.634
Hypothetical Ending Value:   159.871

                                                  ( 159.871 - 177.634 )               (Supplemental Redemption
Supplemental Redemption Amount (per unit) = $10 x ( ----------------- ) x 111% = $0   Amount cannot be less
                                                  (      177.634      )               than zero)

      Total payment on the maturity date (per unit) = $10 + $0 = $10

Example 2--The hypothetical Ending Value is 30% greater than the Starting
Value:

Starting Value:  177.634
Hypothetical Ending Value:   230.924

                                                  ( 230.924 - 177.634 )
Supplemental Redemption Amount (per unit) = $10 x ( ----------------- ) x 111% = $3.33
                                                  (      177.634      )

      Total payment on the maturity date (per unit) = $10 + $3.33 = $13.33

What about taxes?

      Each year, you will be required to pay taxes on ordinary income from the MITTS Securities over their term based upon an estimated yield for the MITTS Securities, even though you will not receive any payments from us until the maturity date. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a MITTS Security. This estimated yield is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero. We have determined that this estimated yield will equal 5.49% per annum, compounded semi-annually.

      Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you purchase a MITTS Security for $10 and hold the MITTS Security until the maturity date, you will be required to pay taxes on the following amounts of ordinary income from the MITTS Security each year: $.3578 in 2006, $.5759 in 2007, $.6090 in 2008 and $.5472 in 2009. However, in 2009,
the amount of ordinary income that you will be required to pay taxes on from owning each MITTS Security may be greater or less than $.5472, depending upon the Supplemental Redemption Amount, if any, you receive. Also, if the Supplemental Redemption Amount is less than $2.0899, you may have a loss which you could deduct against other income you may have in 2009, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see "United States Federal Income Taxation" in this pricing supplement.

Will the MITTS Securities be listed on a stock exchange?

      The MITTS Securities will not be listed on any securities exchange and we do not expect a trading market for the MITTS Securities to develop, which may affect the price that you receive for your MITTS Securities upon any sale prior to the maturity date. You should review the section entitled "Risk Factors--A trading market for the MITTS Securities is not expected to develop and if trading does develop, the market price you may receive or be quoted for your MITTS Securities on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the MITTS Securities" in this pricing supplement.

What price can I expect to receive if I sell the MITTS Securities prior to the stated maturity date?

      In determining the economic terms of the MITTS Securities, and consequently the potential return on the MITTS Securities to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the MITTS Securities. In structuring the economic terms of the MITTS Securities, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities.

      If you sell your MITTS Securities prior to the stated maturity date, you will receive a price determined by market conditions for the security. This price may be influenced by many factors, such as interest rates, volatility and the current level of the Index. In addition, the price, if any, at which you could sell your MITTS Securities in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the MITTS Securities, namely the underwriting discount paid in respect of the MITTS Securities, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount of your MITTS Securities if sold before the stated maturity date.

      In a situation where there had been no movement in the level of the Index and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your MITTS Securities in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, our costs of developing, hedging and distributing the MITTS Securities. Any potential purchasers for your MITTS Securities in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

      Our subsidiary MLPF&S is the underwriter for the offering and sale of the MITTS Securities. After the initial offering, MLPF&S currently intends to buy and sell the MITTS Securities to create a secondary market for holders of the MITTS Securities, and may stabilize or maintain the market price of the MITTS Securities during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

      MLPF&S will also be our agent (in such capacity, the "Calculation Agent") for purposes of calculating, among other things, the Ending Value and the Supplemental Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

Who is ML&Co.?

      Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

      For information about ML&Co., see the section entitled "Merrill Lynch & Co., Inc." in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled "Where You Can Find More Information" in the accompanying prospectus.

                                 RISK FACTORS

      Your investment in the MITTS Securities will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the MITTS Securities is suitable for you.

You may not earn a return on your investment

      If the Ending Value does not exceed the Starting Value, the Supplemental Redemption Amount will be $0. This will be true even if the level of the Index was higher than the Starting Value at some time during the life of the MITTS Securities but later falls below the Starting Value. If the Supplemental Redemption Amount is $0, we will pay you only the $10 principal amount per unit of your MITTS Securities.

Your yield may be lower than other debt securities of comparable maturity

      The yield that you will receive on the MITTS Securities may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Ownership of the MITTS Securities does not entitle you to any rights with respect to any futures contracts or commodities tracked by the Index

      You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to any of the commodities or commodity futures included in the Index.

A trading market for the MITTS Securities is not expected to develop and if trading does develop, the market price you may receive or be quoted for your MITTS Securities on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the MITTS Securities

      The MITTS Securities will not be listed on any securities exchange and we do not expect a trading market for the MITTS Securities to develop. Although our affiliate MLPF&S has indicated that it expects to bid for MITTS Securities offered for sale to it by holders of the MITTS Securities, it is not required to do so and may cease making those bids at any time. The limited trading market for your MITTS Securities may affect the price that you receive for your MITTS Securities if you do not wish to hold your investment until the maturity date.

      If MLPF&S makes a market in the MITTS Securities, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your MITTS Securities in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the MITTS Securities, namely the underwriting discount paid in respect of the MITTS Securities and other costs associated with the MITTS Securities, including compensation for developing and hedging the product. This quoted price could be higher or lower than the $10 principal amount per unit. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the MITTS Securities. MLPF&S is not obligated to make a market in the MITTS Securities.

      Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your MITTS Securities in a secondary market transaction is expected to be lower than the $10 principal amount per unit. This is due to, among other things, the fact that the $10 principal amount per unit included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the MITTS Securities.

Lack of Regulation by the CFTC

      Unlike an investment in the MITTS Securities, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the "CFTC") as a

"commodity pool operator" (a "CPO"). Because the MITTS Securities are not interests in a commodity pool, the MITTS Securities will not be regulated by the CFTC as a commodity pool, ML&Co. will not be registered with the CFTC as a CPO and you will not benefit from the CFTC's or any non-United States regulatory authority's regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The MITTS Securities do not constitute investments by you in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a "futures commission merchant" ("FCM"). ML&Co. is not registered with the CFTC as an FCM and you will not benefit from the CFTC's or any other non-United States regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

The Index is a rolling index

      The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as "rolling". If the market for these contracts is (putting aside other considerations) in "backwardation", where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive "roll yield". There is no indication that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead, these markets may trade in contango. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Index have historically traded in contango markets. Contango (or the absence of backwardation) in the commodity markets would result in negative "roll yields" which would adversely affect the value of the Index and the value of the MITTS Securities.

Trading in the Index Components can be volatile based on a number of factors that we cannot control

      Trading in the Index Components is speculative and can be extremely volatile. Market prices of the Index Components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the level of the Index and the value of the MITTS Securities in varying ways, and different factors may cause the value of the Index Components, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the value of the MITTS Securities

      The commodity markets are subject to disruptions due to various factors, including the lack of liquidity in the markets and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. There can be no assurance that any such disruption or any other force majeure (such as an act of God, fire, flood, severe weather conditions, act of governmental authority, labor difficulty, etc.) will not have an adverse affect on the value of the Index or the manner in which it is calculated and therefore, the value of the MITTS Securities.

The MITTS Securities are linked to the Dow Jones-AIG Commodity Index and not the Dow Jones-AIG Commodity Index Total Return(SM)

      The MITTS Securities are linked to the Dow Jones-AIG Commodity Index, and not the Dow Jones-AIG Commodity Index Total Return. The Dow Jones-AIG Commodity Index reflects returns that are potentially available through an unleveraged investment in the Index Components. The Dow Jones-AIG Commodity Index Total Return is a total return index which, in addition to reflecting the same returns of the Dow Jones-AIG

Commodity Index, also reflects interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. Because the MITTS Securities are linked to the Dow Jones-AIG Commodity Index and not the Dow Jones-AIG Commodity Index Total Return, the return from an investment in the MITTS Securities will not reflect this total return feature.

Many factors affect the trading value of the MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

      The trading value of the MITTS Securities will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the MITTS Securities caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the MITTS Securities caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the MITTS Securities attributable to another factor, such as an increase in the level of the Index. The following paragraphs describe the expected impact on the trading value of the MITTS Securities given a change in a specific factor, assuming all other conditions remain constant.

      The level of the Index is expected to affect the trading value of the MITTS Securities. We expect that the market value of the MITTS Securities will depend substantially on the amount, if any, by which the level of the Index exceeds or does not exceed the Starting Value. However, if you choose to sell your MITTS Securities when the level of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on that value because of the expectation that the Index will continue to fluctuate until the Ending Value is determined.

      Changes in the levels of interest rates are expected to affect the trading value of the MITTS Securities. We expect that changes in interest rates will affect the trading value of the MITTS Securities. Generally, if United States interest rates increase, we expect the trading value of the MITTS Securities will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the MITTS Securities will increase.

      Changes in the volatility of the Index are expected to affect the trading value of the MITTS Securities. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the trading value of the MITTS Securities may be adversely affected.

      As the time remaining to the stated maturity date of the MITTS Securities decreases, the "time premium" associated with the MITTS Securities is expected to decrease. We anticipate that before their stated maturity date, the MITTS Securities may trade at a value above that which would be expected based on the level of interest rates and the level of the Index. This difference will reflect a "time premium" due to expectations concerning the level of the Index during the period before the stated maturity date of the MITTS Securities. However, as the time remaining to the stated maturity date of the MITTS Securities decreases, we expect that this time premium will decrease, lowering the trading value of the MITTS Securities.

      Changes in our credit ratings may affect the trading value of the MITTS Securities. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the MITTS Securities. However, because the return on your MITTS Securities is dependent upon factors in addition to our ability to pay our obligations under the MITTS Securities, such as the percentage increase, if any, in the value of the Index over the term of the MITTS Securities, an improvement in our credit ratings will not reduce the other investment risks related to the MITTS Securities.

      In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the MITTS Securities of a given change in some of the factors listed above will be less if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities. We expect, however that the effect on the trading value of the MITTS Securities of a given change in the value of the Index will be greater if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities.

Trading in the Index Commodities, Index Components and options on Index Commodities and Index Components by us and our affiliates may affect your return

      Merrill Lynch Commodities, Inc., an affiliate of ours, and certain of our other affiliates may, from time to time, trade in some or all of the Index Commodities on a spot and forward basis and other contracts and products in or related to the Index Commodities (including futures contracts and options on futures contracts traded on futures exchanges in the United States and other countries, and commodity options and swaps). Also, we may issue or our affiliates may underwrite other financial instruments with returns indexed to the prices of the Index Commodities or the Index Components and derivative commodities. These trading and underwriting activities could affect the level of the Index in a manner that would be adverse to your investment in the MITTS Securities. With respect to any such activities, neither Merrill Lynch Commodities, Inc. nor any of our other affiliates has any obligation to take the needs of any buyers, sellers or holders of the MITTS Securities into consideration at any time.

Potential conflicts

      Our subsidiary MLPF&S is our agent for the purposes of calculating, among other things, the Ending Value, and the Supplemental Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the MITTS Securities could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether a level of the Index can be calculated on a particular Business Day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

      We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due on the maturity date on the MITTS Securities. We may seek competitive terms in entering into the hedging arrangements for the MITTS Securities, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences

      You should consider the tax consequences of investing in the MITTS Securities. See "United States Federal Income Taxation" in this pricing supplement.

                      DESCRIPTION OF THE MITTS SECURITIES

      ML&Co. will issue the MITTS Securities as part of a series of senior debt securities entitled "Medium-Term Notes, Series C" under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The MITTS Securities will mature on November 9, 2009. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the MITTS Securities is 59021V417.

      While on the maturity date a holder of a MITTS Security will receive an amount equal to the sum of the $10 principal amount per unit plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. See the section entitled "--Payment on the Maturity Date" in this pricing supplement.

      The MITTS Securities will not be subject to redemption by ML&Co. or at the option of any holder of the MITTS Securities before the maturity date.

      ML&Co. will issue the MITTS Securities in denominations of whole units each with a $10 principal amount per unit. You may transfer the MITTS Securities only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the MITTS Securities in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the MITTS Securities. You should refer to the section entitled "Description of the Debt Securities--Depositary" in the accompanying general prospectus supplement.

      The MITTS Securities will not have the benefit of any sinking fund.

Payment on the Maturity Date

      On the maturity date, you will be entitled to receive the sum of the $10 principal amount per unit plus a Supplemental Redemption Amount, as provided below. If the Ending Value does not exceed the Starting Value, you will be entitled to receive only the $10 principal amount per unit of the MITTS Securities.

Determination of the Supplemental Redemption Amount

      The "Supplemental Redemption Amount" per unit will be determined by the Calculation Agent and will equal:

               ( Ending Value - Starting Value )
         $10 x ( ----------------------------- ) x Participation Rate
               (        Starting Value         )

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

      The "Starting Value" equals 177.634, the closing level of the Index on May 4, 2006, the date the MITTS Securities were priced for initial sale to the public (the "Pricing Date").

      The "Ending Value" will be determined by the Calculation Agent and will equal the average of the closing levels of the Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing levels of the Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing level of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing level of the Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below under "--Adjustments to the Index; Market Disruption Events") on that scheduled Index Business Day.

      The "Participation Rate" equals 111%.

      The "Calculation Period" means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

      A "Calculation Day" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

      An "Index Business Day" means any day on which the Index or any successor indices are calculated and published.

      All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the MITTS Securities.

Hypothetical returns

      The following table illustrates, for the Starting Value of 177.634, and a range of hypothetical Ending Values of the Index:

      o the percentage change from the Starting Value to the hypothetical Ending Value;

      o the total amount payable on the maturity date for each unit of MITTS Securities;

      o     the total rate of return to holders of the MITTS Securities;

      o     the pretax annualized rate of return to holders of MITTS
            Securities; and

      o the pretax annualized rate of return of an investment in the commodities included in the Index.

      This table includes a Participation Rate of 111%


      Hypothetical                                    Total amount           Total              Pretax
         Ending                Percentage            payable on the           rate             annualized            Pretax
          Value             change from the         maturity date per      of return            rate of            annualized
       during the          Starting Value to           unit of the           on the            return on         rate of return
       Calculation          the hypothetical              MITTS              MITTS             the MITTS            of Index
         Period               Ending Value             Securities          Securities          Securities       Components (1)(2)
     --------------       -------------------      -------------------    ------------        ------------     -------------------
         88.817                 -50.00%                 $10.000                0.00%              0.00%              -18.82%
        106.580                 -40.00%                 $10.000                0.00%              0.00%              -14.05%
        124.344                 -30.00%                 $10.000                0.00%              0.00%               -9.92%
        142.107                 -20.00%                 $10.000                0.00%              0.00%               -6.26%
        159.871                 -10.00%                 $10.000                0.00%              0.00%               -2.98%
        177.634(3)                0.00%                 $10.000 (4)            0.00%              0.00%                0.00%
        181.187                   2.00%                 $10.222                2.22%              0.63%                0.57%
        186.516                   5.00%                 $10.555                5.55%              1.55%                1.40%
        195.397                  10.00%                 $11.110               11.10%              3.02%                2.74%
        213.161                  20.00%                 $12.220               22.20%              5.80%                5.27%
        230.924                  30.00%                 $13.330               33.30%              8.37%                7.62%
        248.688                  40.00%                 $14.440               44.40%             10.76%                9.83%
        266.451                  50.00%                 $15.550               55.50%             12.99%               11.90%

---------------------------

(1) The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis and assume an investment term from May 9, 2006 to November 9, 2009, a term expected to be equal to that of the MITTS Securities.

(2)   This rate of return assumes:

      (a) a percentage change in the aggregate price of the Index Components that equals the percentage change in the Index from the Starting Value to the relevant hypothetical Ending Value; and

      (b)   no transaction fees or expenses.

(3)   This is the Starting Value.

(4) The amount you receive on the maturity date will not be less than $10 per unit.

      The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by you, if any, and the resulting total and pretax annualized rate of return will depend on the Ending Value and the term of your investment.

Adjustments to the Index; Market Disruption Events

      If at any time Dow Jones or AIGI makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the

Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified, e.g., as if a split had not occurred.

"Market Disruption Event" means any of the following events as determined by the Calculation Agent:

            (A) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in any futures contract used in the calculation of the Index or any successor index;

            (B) the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index, which are traded on any major U.S. exchange; or

            (C) the failure on any day of the applicable exchange to publish the official daily settlement prices for that day for any futures contract used in the calculation of the Index.

            For the purpose of determining whether a Market Disruption Event has occurred:

            (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the applicable exchange;

            (2) a suspension in trading on the applicable exchange (without taking into account any extended or after-hours trading session), in any futures contract used in the calculation of the Index or any successor index, by reason of a price change reflecting the maximum permitted price change from the previous trading day's settlement price will constitute a Market Disruption Event; and

            (3) a suspension of or material limitation on trading on the applicable exchange will not include any time when that exchange is closed for trading under ordinary circumstances.

      The occurrence of a Market Disruption Event could affect the calculation of the payment you may receive on the maturity date. See the section entitled "--Payment on the Maturity Date" in this pricing supplement.

Discontinuance of the Index

      If Dow Jones and AIGI discontinue publication of the Index and Dow Jones, AIGI or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a "successor index"), then, upon the Calculation Agent's notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by Dow Jones, AIGI or any other entity for the Index and calculate the Ending Value as described above under "--Payment on the Maturity Date". Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the MITTS Securities.

      In the event that Dow Jones and AIGI discontinue publication of the Index and:

      o     the Calculation Agent does not select a successor index; or

      o     the successor index is not published on any of the Calculation
            Days,
the Calculation Agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

      If Dow Jones and AIGI discontinue publication of the Index before the Calculation Period and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

      o     the determination of the Ending Value; and

      o a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

      A "Business Day" is any day that is either (i) an Index Business Day or
(ii) a day on which the applicable exchanges quoting the commodities futures contracts used to calculate a substitute level for the Index following a discontinuance, as discussed above, are open for trading.

      Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the MITTS Securities.

Events of Default and Acceleration

      In case an Event of Default with respect to any MITTS Securities has occurred and is continuing, the amount payable to a holder of a MITTS Security upon any acceleration permitted by the MITTS Securities, with respect to each $10 principal amount per unit, will be equal to the sum of the $10 principal amount per unit plus the Supplemental Redemption Amount, if any, calculated as though the date of acceleration were the stated maturity date of the MITTS Securities.

      In case of default in payment of the MITTS Securities, whether on the stated maturity date or upon acceleration, from and after that date the MITTS Securities will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, determined as described in the accompanying MTN prospectus supplement, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the MITTS Securities to the date payment of that amount has been made or duly provided for.

                                   THE INDEX

      The Index is a proprietary index that was created by Dow Jones and AIGI to provide a liquid and diversified benchmark for commodities. The Index was established on July 14, 1998 and is currently comprised of futures contracts (each, an "Index Component") on nineteen physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The nineteen commodities that currently comprise the Index (the "Index Commodities") are: aluminum; coffee; copper; corn; cotton; crude oil; gold; heating oil; lean hogs; live cattle; natural gas; nickel; silver; soybeans; soybean oil; sugar; unleaded gasoline; wheat; and zinc. Futures contracts on the Index are currently listed for trading on the Chicago Board of Trade (the "CBOT"). The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange (the "LME").

      The Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. An investor with a rolling futures position is able to avoid delivering underlying physical commodities while maintaining exposure to those commodities. The rollover for each Index Component occurs over a period of five DJ-AIG Business Days each month according to a pre-determined schedule.

      The methodology for determining the composition and weighting of the Index and for calculating its level is subject to modification by Dow Jones and AIGI at any time. Currently, Dow Jones disseminates the Index level at approximately 15 second intervals from 8:00 a.m. to 3:00 p.m., New York time, and publishes a daily settlement price for the Index at approximately 5:00 p.m., New York time, on each DJ-AIG Business Day on Bloomberg page DJAIG.

      A "DJ-AIG Business Day" means a day on which the sum of the Commodity Index Percentages (as described below under "--Annual Reweighting and Rebalancing of the Index") for the Index Commodities that are open for trading is greater than 50%.

      The Index was created using the following four main principles:

      Economic Significance: To achieve a fair representation of a diversified group of commodities to the world economy, the Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

      Diversification: In order to avoid the Index being subjected to micro-economic shocks in one commodity or sector, diversification rules have been established and are applied annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

      Continuity: The Index is intended to provide a stable benchmark so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the Index.

      Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows.

Designated Contracts for each Index Commodity

      A futures contract known as a Designated Contract is selected by the Dow Jones-AIG Oversight Committee (the "Oversight Committee") for each Index Commodity. With the exception of several LME contracts, where the Oversight Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for an Index Commodity, the Oversight Committee selects the futures contract that is traded in North America and denominated in United States dollars. If more than one of those contracts exists, the Oversight Committee will select the most actively traded contract. Data concerning this Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the Index Commodities included in the Index are traded on the CBOT, the LME, the Coffee, Sugar & Cocoa Exchange (the "CSCE"), the Commodities Exchange (the "COMEX"), the New York Cotton Exchange (the "NYCE") and the New York Mercantile Exchange (the "NYMEX") and are as follows:

                                                   Current Weighting of
               Commodity Price Quote               Designated Contract(1) Exchange                       Units
-----------------------------------------------    ---------------------- --------            -----------------------------
Light, Sweet Crude Oil......................                12.80%          NYMEX                    1,000   barrels
$/barrel

Henry Hub Natural Gas.......................                 8.20%          NYMEX                   10,000   mmbtu
$/mmbtu

Soybeans....................................                 6.97%          CBOT                     5,000   bushels
cents/bushel

High Grade Primary Aluminum.................                 7.74%          LME                         25   metric tons
$/metric ton

Live Cattle.................................                 4.28%          CME                     40,000   lbs
cents/pound

High Grade Copper(2)........................                 8.91%          COMEX                   25,000   lbs
cents/pound

Gold........................................                 7.06%          COMEX                      100   troy oz.
$/troy oz.

Corn........................................                 5.96%          CBOT                     5,000   bushels
cents/bushel

Wheat.......................................                 4.75%          CBOT                     5,000   bushels
cents/bushel

Lean Hogs...................................                 4.01%          CME                     40,000   lbs
cents/pound

Reformulated Gasoline Blendstock for Oxygen
   Blending (3).............................                 4.29%          NYMEX                   42,000   gallons
cents/gallon

Heating Oil.................................                 3.75%          NYMEX                   42,000   gallons
cents/gallon

Coffee "C"..................................                 2.44%          CSCE                    37,500   lbs
cents/pound

Cotton......................................                 2.62%          NYCE                    50,000   lbs
cents/pound

World Sugar No. 11..........................                 3.09%          CSCE                   112,000   lbs
cents/pound

Special High Grade Zinc.....................                 4.30%          LME                         25   metric tons
$/metric ton

Primary Nickel..............................                 3.32%          LME                          6   metric tons
$/metric ton

Soybean Oil.................................                 2.77%          CBOT                    60,000   lbs
cents/pound

Silver......................................                 2.74%          COMEX                    5,000   troy oz.
cents/troy oz.

(1) The column in the above table titled "Current Designated Contract Weighting" reflects the approximate weightings as of May 4, 2006 of the nineteen commodities currently included in the Index.

(2) The Index uses the high grade copper contract traded on the COMEX Division of the NYMEX for Copper contract prices and LME volume data in determining the weighting for the Index.

(3) This contract replaced the New York Harbor Unleaded Gasoline contract in the April 2006 roll period.

Commodity Groups

      For purposes of applying the diversification rules discussed above and below, the commodities in the Index are assigned to "Commodity Groups". The Commodity Groups, and the commodities of each that are currently part of the Index, are as follows:

             Index Weighting by Commodity Group as of May 4, 2006

      Energy......................................................    29.04%
      Industrial Metals ..........................................    24.27%
      Grains .....................................................    17.68%
      Livestock...................................................     8.29%
      Softs.......................................................     8.15%
      Precious Metals.............................................     9.80%
      Vegetable Oil ..............................................     2.77%

Commodity Group:           Commodities:         Commodity Group:          Commodities:
-------------------------  -------------------- ------------------------- ------------
Energy...................  Crude Oil            Softs.................... Coffee
                           Heating Oil                                    Cotton
                           Natural Gas                                    Sugar
                           Unleaded Gasoline
Industrial Metals........  Aluminum             Precious Metals.......... Gold
                           Copper                                         Silver
                           Nickel
                           Zinc
Grains...................  Corn                 Vegetable Oil............ Soybean Oil
                           Soybeans
                           Wheat
Livestock................  Lean Hogs
                           Live Cattle

Annual Reweighting and Rebalancing of the Dow Jones-AIG Commodity Index

      The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Index are determined each year in June or July by AIGI under the supervision of the Oversight Committee. The Oversight Committee was established by Dow Jones and AIGI to assist with the operation of the Index. The annual weightings are announced in July and implemented the following January. The composition of the Index for 2006 was approved by the Oversight Committee at a meeting held in July 2005 and became effective in January 2006.

      The relative weightings of the component commodities included in the Index are determined annually according to both liquidity and dollar-adjusted production data in two-thirds and one-third shares, respectively. Each June, for each commodity designated for potential inclusion in the Index, liquidity is measured by the commodity liquidity percentage (the "CLP") and production by the commodity production percentage (the "CPP"). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic dollar value of the Designated Contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic dollar value of the Designated Contract, and dividing the result by the sum of the production figures for all the commodities which were designated for potential inclusion in the Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Dow Jones-AIG Commodity Index Percentage (the "CIP") for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the Index and their respective percentage weights.

      To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of the applicable year:

      o No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Index;

      o     No single commodity may constitute more than 15% of the Index;

      o No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index; and

      o No single commodity in the Index may constitute less than 2% of the Index.

      Following the annual reweighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentage set forth above.

      Following application of the diversification rules discussed above, the CIPs are incorporated into the Index by calculating the new unit weights for each Index Commodity. Near the beginning of each new calendar year, the CIPs, along with the settlement prices on that date for the Index Components, are used to determine the commodity index multiplier (the "CIM") for each Index Commodity. The CIM is used to achieve the percentage weightings of the Index Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs. The CIM for each of the Index Commodities included in the Index for 2006 are as follows:


      The Dow Jones-AIG Commodity Index  2006 Commodity Index Multiplier
                  Commodity                           ("CIM")
      --------------------------------- -------------------------------
            Crude Oil                               4.93856183
            Natural Gas                            31.72822578
            Soybeans                               31.90522155
            Aluminum                                0.07446482
            Live Cattle                           159.23683836
            Gold                                    0.28847002
            Corn                                   68.80808715
            Copper                                 70.75783006
            Wheat                                  36.21276431
            Lean Hogs                             169.39052752
            Unleaded Gasoline                      55.10798094
            Heating Oil                            52.84558816
            Cotton                                144.21008763
            Coffee                                 61.54624057
            Sugar                                 500.51759594
            Zinc                                    0.03449535
            Soybean Oil                           301.94615830
            Nickel                                  0.00466073
            Silver                                  5.47232601

Computation of the Dow Jones-AIG Commodity Index

      The Index is calculated by Dow Jones, in conjunction with AIGI by applying the impact of the changes to the prices of the Dow Jones-AIG Commodity Index Components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the Dow Jones-AIG Commodity Index Components are multiplied by the prices for the Dow Jones-AIG Commodity Index Components. These products are then summed. The percentage change in this sum is then applied to the prior Dow Jones-AIG Commodity Index level to calculate the current Dow Jones-AIG Commodity Index level.

Hypothetical historical and historical data on the Index

      The Index has only been calculated and published since July 1998, however we have included the following graph setting forth the hypothetical closing levels of the Index on the last business day of each year from 1991 through 2005, based on the historical values of the commodities futures included in the Index. The hypothetical historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given that the level of the Index will not decline and thereby reduce the Redemption Amount which may be payable to you at maturity.

[GRAPHIC OMITTED--Graph shows the hypothetical closing levels of the Index on the last business day of each year from 1991 through 2005.

The following table lists the year end levels reflected in the omitted graph:

        1991    1992    1993    1994     1995     1996     1997    1998    1999     2000    2001     2002     2003     2004     2005
        ----    ----    ----    ----     ----     ----     ----    ----    ----     ----    ----     ----     ----     ----     ----
Dec.   89.21   89.32   85.72   95.77   104.32   122.04   111.98   77.80   92.27   114.61   89.03   110.28   135.27   145.60   171.15

      The following table sets forth the level of the Index at the end of each month in the period from January 2001 through April 2006. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the MITTS Securities may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the MITTS Securities.

                                 2001         2002      2003         2004        2005         2006
                                 ----         ----      ----         ----        ----         ----

January....................... 111.374       88.309    118.644      137.620     146.821      173.669

February...................... 110.479       90.476    122.526      146.445     156.886      162.234

March......................... 105.372       99.588    113.171      150.837     162.094      165.194

April......................... 108.708       99.431    112.360      148.046     152.294      175.767

May........................... 106.091       97.755    118.821      150.436     150.727

June.......................... 101.571       99.518    115.788      144.034     152.885

July.......................... 102.570       98.826    116.395      146.414     159.330

August........................ 102.225      102.581    120.898      143.556     170.816

September.....................  95.107      106.294    120.898      153.175     178.249

October.......................  90.407      105.053    126.571      155.549     166.516

November......................  90.959      105.247    126.087      153.406     166.402

December......................  89.033      110.276    135.269      145.600     171.149

      The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index.

                               [GRAPHIC OMITTED]

License Agreement

      Dow Jones, AIGI and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Dow Jones in connection with certain securities, including the MITTS Securities. ML&Co. is an authorized sub-licensee under the license agreement.

      The license agreement among Dow Jones, AIGI and MLPF&S provides that the following language must be set forth in this pricing supplement:

      ""Dow Jones," "AIG(R)," "Dow Jones-AIG Commodity Index(SM)" and "DJ-AIGCI(SM)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and American International Group, Inc. ("American International Group"), as the case may be, and have been licensed for use for certain purposes by ML&Co. The MITTS Securities based on the Dow Jones-AIG Commodity Index(SM) are not sponsored, endorsed, sold or promoted by Dow Jones, AIG International Inc. ("AIGI"), American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American
International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in the MITTS Securities.

      The MITTS Securities are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the MITTS Securities or any member of the public regarding the advisability of investing in securities or commodities generally or in the MITTS Securities particularly. The only relationship of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates to ML&Co. is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-AIG Commodity Index, which are determined, composed and calculated by Dow Jones in conjunction with AIGI without regard to ML&Co. or the MITTS Securities. Dow Jones and AIGI have no obligation to take the needs of ML&Co. or the owners of the MITTS Securities into consideration in determining, composing or calculating the Dow Jones-AIG Commodity Index. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the MITTS Securities to be issued or in the determination or calculation of the equation by which the MITTS Securities are to be converted into cash. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to holders of the MITTS Securities, in connection with the administration, marketing or trading of the MITTS Securities. Notwithstanding the foregoing, AIGI, American International Group and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the MITTS Securities currently being issued by ML&Co., but which may be similar to and competitive with the MITTS Securities. In addition, American International Group, AIGI and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-AIG Commodity Index), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-AIG Commodity Index and the MITTS Securities.

      This pricing supplement relates only to the MITTS Securities and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-AIG Commodity Index components. Investors in the MITTS Securities should not conclude that the inclusion of a futures contract in the Dow Jones-AIG Commodity Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates. The information in this pricing supplement regarding the Dow Jones-AIG Commodity Index components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-AIG Commodity Index components in connection with the MITTS Securities. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-AIG Commodity Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

      NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN AND NONE OF DOW

JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE MITTS SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, AIGI AND ML&CO., OTHER THAN AMERICAN INTERNATIONAL GROUP."

      All disclosures contained in this pricing supplement regarding the Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones and AIGI. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

                     UNITED STATES FEDERAL INCOME TAXATION

      Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the MITTS Securities. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled "United States Federal Income Taxation" that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with MITTS Securities held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding MITTS Securities in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax or persons holding MITTS Securities as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the MITTS Securities, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the MITTS Securities, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the MITTS Securities should consult their own tax advisors. Moreover, all persons considering the purchase of the MITTS Securities should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the MITTS Securities arising under the laws of any other taxing jurisdiction.

      As used in this pricing supplement, the term "U.S. Holder" means a beneficial owner of a MITTS Security that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a MITTS Security is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a MITTS Security that is not a U.S. Holder.

General

      There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the MITTS Securities or securities with terms substantially the same as the MITTS Securities. However, although the matter is not free from doubt, under current law, each MITTS Security should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each MITTS Security as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the "IRS") in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the MITTS Securities. Prospective investors in the MITTS Securities should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the MITTS Securities as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the MITTS Securities for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the MITTS Securities is based upon the assumption that each MITTS Security will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the MITTS Securities are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the MITTS Securities could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a MITTS Security could differ from the timing and character of income, gain or loss recognized in respect of a MITTS Security had the MITTS Securities in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

      On June 11, 1996, the Treasury Department issued final regulations (the "CPDI Regulations") concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the MITTS Securities, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the MITTS Securities. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

      In particular, solely for purposes of applying the CPDI Regulations to the MITTS Securities, ML&Co. has determined that the projected payment schedule for the MITTS Securities will consist of a payment on the maturity date of the principal amount thereof and a projected Supplemental Redemption Amount equal to $2.0899 per unit (the "Projected Supplemental Redemption Amount"). This represents an estimated yield on the MITTS Securities equal to 5.49% per annum, compounded semi-annually. Accordingly, during the term of the MITTS Securities, a U.S. Holder of a MITTS Security will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the MITTS Security that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the MITTS Security. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the MITTS Securities are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the MITTS Security's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a MITTS Security's adjusted issue price will equal the MITTS Security's issue price (i.e., $10), increased by the interest previously accrued on the MITTS Security. At maturity of a MITTS Security, in the event that the actual Supplemental Redemption Amount, if any, exceeds $2.0899 per unit (i.e., the Projected Supplemental Redemption Amount), a U.S. Holder will be required to include the excess of the actual Supplemental Redemption Amount over $2.0899 per unit (i.e., the Projected Supplemental Redemption Amount) in income as ordinary interest on the stated maturity date. Alternatively, in the event that the actual Supplemental Redemption Amount, if any, is less than $2.0899 per unit (i.e., the Projected Supplemental Redemption Amount), the amount by which the Projected Supplemental Redemption Amount (i.e., $2.0899 per unit) exceeds the actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the MITTS Security for the taxable year in which the stated maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Redemption Amount (i.e., $2.0899 per unit) in excess of the actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a MITTS Security at a price that differs from the adjusted issue price of the MITTS Security as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

      Upon the sale or exchange of a MITTS Security prior to the stated maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder's adjusted tax basis in the MITTS Security as of the date of disposition. A U.S. Holder's adjusted tax basis in a MITTS Security generally will equal the U.S. Holder's initial investment in the MITTS Security increased by any interest previously included in income with respect to the MITTS Security by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the MITTS Security. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the MITTS Security). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

      All prospective investors in the MITTS Securities should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the MITTS Securities. Investors in the MITTS Securities may obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the MITTS Securities, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

      The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the MITTS Securities) has been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the MITTS Securities), and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

      The following table sets forth the amount of interest that will be deemed to accrue with respect to each MITTS Security during each accrual period over the term of the MITTS Securities based upon the projected payment schedule for the MITTS Securities (including both the Projected Supplemental Redemption Amount and an estimated yield equal to 5.49% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of applying the application of the CPDI Regulations to the MITTS Securities.

                                                                           Total interest
                                                    Interest deemed        deemed to have
                                                      to accrue on        accrued on MITTS
                                                    MITTS Securities         Securities
                                                     during accrual         as of end of
                                                         period            accrual period
                                                       (per MITTS            (per MITTS
              Accrual Period                           Security)              Security)
---------------------------------------            ------------------    ------------------
May 9, 2006 through November 9, 2006...........         $0.2768                $0.2768
November 10, 2006 through June 9, 2007.........         $0.2821                $0.5589
June 10, 2007 through November 9, 2007.........         $0.2898                $0.8487
November 10, 2007 through June 9, 2008.........         $0.2978                $1.1465
June 10, 2008 through November 9, 2008.........         $0.3060                $1.4525
November 10, 2008 through June 9, 2009.........         $0.3144                $1.7669
June 10, 2009 through November 9, 2009.........         $0.3230                $2.0899

-----------------------
Projected Supplemental Redemption Amount = $2.0899 per MITTS Security.

Unrelated Business Taxable Income

      Section 511 of the Internal Revenue Code of 1986, as amended (the "Code"), generally imposes a tax, at regular corporate or trust income tax rates, on the "unrelated business taxable income" of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the MITTS Securities are held for investment purposes, the amount of income or gain realized with respect to the MITTS Securities will not constitute unrelated business taxable income. However, if a MITTS Security constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a MITTS Security to purchase the MITTS Security, all or a portion of any income or gain realized with respect to such MITTS Security may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the MITTS Securities should be aware that whether or not any income or gain realized with respect to a MITTS Security which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the MITTS Securities that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the MITTS Securities.

Non-U.S. Holders

      A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a MITTS Security, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in
Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the MITTS Security under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a MITTS Security is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

      Under current law, a MITTS Security will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual's death, payments in respect of that MITTS Security would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

      Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the MITTS Securities to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the MITTS Securities to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

      In addition, upon the sale of a MITTS Security to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

      Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the MITTS Securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

      Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

      The acquisition of the MITTS Securities by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those MITTS Securities are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the MITTS Securities. These exemptions are:

      (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

      (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

      (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

      (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

      (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

      The MITTS Securities may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the MITTS Securities or any interest in the MITTS Securities will be deemed to have represented by its purchase and holding of the MITTS Securities that it either (1) is not a plan or a plan asset entity and is not purchasing those MITTS Securities on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the MITTS Securities or any interest in the MITTS Securities which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the MITTS Securities that its purchase and holding will not violate the provisions of any similar law.

      Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the

MITTS Securities on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

                          USE OF PROCEEDS AND HEDGING

      The net proceeds from the sale of the MITTS Securities will be used as described under "Use of Proceeds" in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Supplemental Redemption Amount.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

      MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the MITTS Securities directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the MITTS Securities if any are taken.

                                    EXPERTS

      The consolidated financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.'s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      With respect to the unaudited interim condensed consolidated financial information for the periods ended March 31, 2006 and April 1, 2005, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report dated May 5, 2006 included in Merrill Lynch & Co., Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and incorporated by reference herein, they did not audit and they do not express an opinion on that unaudited interim condensed consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim condensed consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                        INDEX OF CERTAIN DEFINED TERMS

Business Day..............................................................PS-15
Calculation Agent..........................................................PS-6
Calculation Day...........................................................PS-12
Calculation Period........................................................PS-12
DJ-AIG Business Day.......................................................PS-16
Ending Value...............................................................PS-4
Index......................................................................PS-3
Index Business Day........................................................PS-12
Index Commodities..........................................................PS-3
Index Component............................................................PS-3
Market Disruption Event...................................................PS-14
MITTS Securities...........................................................PS-1
Participation Rate.........................................................PS-4
Pricing Date...............................................................PS-4
Starting Value.............................................................PS-4
successor index...........................................................PS-14
Supplemental Redemption Amount.............................................PS-4

==============================================================================

                                [LOGO OMITTED]]

                               11,500,000 Units

                           Merrill Lynch & Co., Inc.

                          Medium-Term Notes, Series C
    Dow Jones-AIG Commodity Index(SM) Market Index Target-Term Securities(R)
                             due November 9, 2009
                          (the "MITTS(R) Securities")
                         $10 principal amount per unit

                            -----------------------

                              PRICING SUPPLEMENT

                            -----------------------






                              Merrill Lynch & Co.





                                  May 4, 2006

"MITTS" and "Market Index Target-Term Securities" are registered service marks of Merrill Lynch & Co., Inc.

==============================================================================